Exhibit 99.47

Audited Consolidated Financial Statements of

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of IsoEnergy Ltd.

Opinion

We have audited the consolidated financial statements of IsoEnergy Ltd. (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2023 and 2022

•	the consolidated statements of loss and comprehensive loss for the years then ended

•	the statements of changes in equity for the years then ended

•	the statements of cash flows for the years then ended

•	and notes to the financial statements, including a summary of material accounting policies (Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

IsoEnergy Ltd.

Evaluation of the merger-date fair value of exploration and evaluation assets acquired as part of the Consolidated Uranium merger

Description of the matter

We draw attention to Note 6 to the financial statements. On December 5, 2023, the Entity completed a merger pursuant to a definitive arrangement agreement for a share-for-share exchange whereby the Entity acquired all of the issued and outstanding common shares of Consolidated Uranium Inc. not already held by the Entity. The Entity has accounted for the merger as an asset acquisition and the Entity allocated the total consideration to the individual assets and liabilities acquired. The Entity recorded exploration and evaluation assets at the merger-date fair value of $195,245,636.

Why the matter is a key audit matter

We identified the evaluation of the merger-date fair value of exploration and evaluation assets as a key audit matter given the magnitude of exploration and evaluation assets acquired. This matter represented a significant risk of material misstatement requiring specialized skills and knowledge to evaluate the methodologies used to value exploration and evaluation assets.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter.

We developed an independent expectation of the merger-date fair value of exploration and evaluation assets acquired. We assessed the professional competence, capabilities and objectivity of the Entity’s personnel who prepared the exploration and evaluation assets fair value, including the industry and regulatory standards they applied.

We involved valuations professionals with specialized skills and knowledge, who assisted with:

•	Assessing the methodologies used by the Entity to determine the fair value of exploration and evaluation assets.

•	Assessing the implied value per ounce market multiple of the exploration and evaluation assets by comparing to implied value per ounce from comparable transactions.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

2

IsoEnergy Ltd.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•	The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

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IsoEnergy Ltd.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ KPMG LLP

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditor’s report is Andrew James.
Vancouver, Canada

February 29, 2024

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ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at December 31

	Note	2023	2022
ASSETS
Current
Cash		$37,033,250	$19,912,788
Accounts receivable		814,022	46,061
Prepaid expenses		378,247	167,279
Marketable securities	7	17,035,690	5,774,617
		55,261,209	25,900,745
Non-Current
Property and equipment	8	14,638,628	48,927
Exploration and evaluation assets	9	274,756,338	71,165,630
Environmental bonds	10	2,542,047	-
TOTAL ASSETS		$347,198,222	$97,115,302

LIABILITIES
Current
Accounts payable and accrued liabilities		$2,735,351	$552,957
Contingent liability	6	771,848	-
Lease liabilities - current	11	109,680	-
Flow-through share premium liability	12	-	2,068,785
		3,616,879	2,621,742
Non-Current
Convertible debentures	13	37,448,241	27,405,961
Lease liability - long term	11	402,886	-
Asset retirement obligation	10	1,895,472	-
Deferred income tax liability	14	814,187	866,909
TOTAL LIABILITIES		$44,177,665	$30,894,612

EQUITY
Share capital	15	$334,963,627	$90,640,338
Share option and warrant reserve	15	29,188,821	15,405,672
Accumulated deficit		(60,410,155)	(41,721,615)
Other comprehensive (loss)/income		(721,736)	1,896,295
TOTAL EQUITY		$303,020,557	$66,220,690

TOTAL LIABILITIES AND EQUITY		$347,198,222	$97,115,302

Nature of operations (Note 2)
Commitments (Notes 12, 13)
Subsequent events (Note 21)

The accompanying notes are an integral part of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on February 29, 2024

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

For the years ended December 31

	Note	2023	2022
General and administrative costs
Share-based compensation	15,16	$6,378,269	$7,575,501
Administrative salaries, contractor and director fees	16	1,621,394	1,412,472
Investor relations		540,230	471,317
Office and administrative		266,660	215,766
Professional and consultant fees		743,594	697,236
Travel		153,799	111,853
Public company costs		311,627	230,640
Total general and administrative costs		(10,015,573)	(10,714,785)
Interest income		747,763	107,178
Interest expense		(5,984)	(386)
Interest on convertible debentures	13	(1,228,251)	(701,609)
Fair value (loss)/gain on convertible debentures	13	(9,768,831)	2,921,806
Loss on disposal of assets	9	(251,028)	(85,386)
Foreign exchange (loss)/gain		(23,661)	73,777
Other income		4,882	-
Loss from operations		(20,540,683)	(8,399,405)
Deferred income tax recovery	14	1,852,143	1,024,744
Loss		$(18,688,540)	$(7,374,661)

Other comprehensive gain/(loss)
Change in fair value of convertible debentures attributable to the change in credit risk	13	(273,449)	69,177
Change in fair value of marketable securities	7	1,309,318	(3,540,368)
Currency translation adjustment		(3,652,386)	-
Deferred tax (expense)/recovery	14	(1,514)	477,950
Total comprehensive loss for the period		$(21,306,571)	$(10,367,902)

Loss per common share
Basic and diluted		$(0.16)	$(0.07)
Weighted average number of common shares outstanding
Basic and diluted		115,490,319	106,958,946

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at January 1, 2022		105,908,770	$78,901,944	$6,469,143	$(34,346,954)	$4,889,536	$55,913,669
Shares issued in private placements	15	3,341,802	13,027,001	-	-	-	13,027,001
Share issue cost, net of tax	15	-	(571,459)	-	-	-	(571,459)
Premium on flow-through shares	12	-	(2,115,000)	-	-	-	(2,115,000)
Shares issued on the exercise of stock options	15	1,074,500	1,190,312	(470,421)	-	-	719,891
Shares issued to settle interest	15	67,058	207,540	-	-	-	207,540
Share-based payments	15	-	-	9,406,950	-	-	9,406,950
Loss for the period		-	-	-	(7,374,661)	-	(7,374,661)
Other comprehensive loss for the period	7,13	-	-	-	-	(2,993,241)	(2,993,241)
Balance as at December 31, 2022		110,392,130	$90,640,338	$15,405,672	$(41,721,615)	$1,896,295	$66,220,690

Balance as at January 1, 2023		110,392,130	$90,640,338	$15,405,672	$(41,721,615)	$1,896,295	$66,220,690
Acquisition of Consolidated Uranium	6,15	52,164,727	204,485,730	7,466,673	-	-	211,952,403
Shares issued in private placements	15	8,134,500	36,605,250	-	-	-	36,605,250
Share issue cost, net of tax	15	-	(732,375)	-	-	-	(732,375)
Shares issued on the exercise of stock options	15	1,862,166	2,661,503	(1,089,698)	-	-	1,571,805
Shares issued on the exercise of warrants	15	246,622	968,354	(490,110)	-	-	478,244
Shares issued to settle interest	15	102,833	334,827	-	-	-	334,827
Share-based payments	15	-	-	7,896,284	-	-	7,896,284
Loss for the period		-	-	-	(18,688,540)	-	(18,688,540)
Other comprehensive loss for the period	7,13	-	-	-	-	(2,618,031)	(2,618,031)
Balance as at December 31, 2023		172,902,978	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)
For the years ended December 31

	Note	2023	2022
Cash flows used in operating activities
Loss for the period		$(18,688,540)	$(7,374,661)
Items not involving cash:
Share-based compensation	15	6,378,269	7,575,501
Deferred income tax recovery	14	(1,852,143)	(1,024,744)
Interest on convertible debentures	13	1,228,251	701,609
Fair value loss/(gain) on convertible debentures	13	9,768,831	(2,921,806)
Loss on disposal of asset	9	251,028	85,386
Depreciation expense	8,20	15,226	-
Interest and accretion		9,374	-
Foreign exchange loss/(gain)		16,782	(168,700)
Changes in non-cash working capital
Accounts receivable		(5,302)	83,018
Prepaid expenses		120,639	(60,026)
Accounts payable and accrued liabilities		(3,253,342)	161,120
		$(6,010,927)	$(2,943,303)
Cash flows used in investing activities
Cash acquired, net of transaction costs	6	$432,783	$-
Additions to exploration and evaluation assets	9,20	(10,025,350)	(8,683,729)
Acquisition of exploration and evaluation assets	9,20	(4,658)	(10,249)
Acquisition of marketable securities	7	(4,000,005)	-
		$(13,597,230)	$(8,693,978)
Cash flows from financing activities
Shares issued	15	$36,605,250	$13,027,001
Share issuance cost	15	(1,003,253)	(782,821)
Shares issued for warrant exercise	15	478,244	-
Shares issued for option exercise	15	1,571,805	719,891
Convertible debentures
Proceeds on issuance (net)	13	-	5,295,812
Interest	13	(873,383)	(504,028)
Lease liability payments	11	(10,903)	-
		$36,767,760	$17,755,855
Effects of exchange rate changes on cash		(39,141)	177,148
Change in cash		$17,120,462	$6,295,722
Cash, beginning of period		19,912,788	13,617,066
Cash, end of period		$37,033,250	$19,912,788

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America, Australia and Argentina. The Company’s registered and records office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8. The Company’s common shares are listed on the TSX Venture Exchange (the “TSXV”).

The Company holds its mineral interests directly or indirectly through the following wholly owned subsidiaries, all acquired through the merger with Consolidated Uranium Inc. (“Consolidated Uranium”) on December 5, 2023 (Note 6):

•	Consolidated Uranium Inc. (Ontario, Canada)

•	ICU Australia Pty Ltd. (Australia)

•	Management X Pty Ltd. (Australia)

•	CUR Australia Pty Ltd. (Australia)

•	2847312 Ontario Inc. (Ontario, Canada)

•	12942534 Canada Ltd. (Canada)

•	Virginia Uranium Inc. (Virginia, United States)

•	CUR Sage Plain Uranium, LLC (Utah, United States)

•	CUR Henry Mountains Uranium, LLC (Utah, United States)

•	White Canyon Uranium, LLC (Utah, United States)

As of December 31, 2023, NexGen Energy Ltd (“NexGen”) holds 33.9% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2023, the Company had accumulated losses of $60,410,155 and working capital of $51,644,330 (working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and in-the-money debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

3.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements as at and for the years ended December 31, 2023 and 2022 have been prepared in accordance with IFRS and interpretations of the International Financial Reporting Interpretations Committee.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary references expressed in these financial statements are references to Canadian dollar amounts (“$”), unless otherwise noted. These financial statements are presented in Canadian dollars.

These consolidated financial statements of the Company consolidate the accounts of the Company and its subsidiaries. All material intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are as follows:

i.	Impairment

At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that an impairment loss or reversal of previous impairment should be recorded. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of exploration assets exceeds its recoverable amount. Recoverability depends on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or its ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets.

ii.	Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options to calculate share- based payment expenses. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payment expense. Refer to Note 15 for further details.

In situations where equity instruments are issued to settle amounts due or for goods or services received by the entity the transaction is measured at the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case the good or services received and corresponding increase in equity are measured at the fair value of the equity instrument issued.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

iii.	Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of the convertible debentures. This model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. Refer to Note 13 for further details.

iv.	Mineral resource estimates

The figures for mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

v.	Estimation of decommissioning and reclamation costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Cost estimates are updated annually to reflect known developments and are subject to review at regular intervals.

vi.	Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

vii.	Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgment to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

viii.	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company as set out below have been consistently followed in the preparation of these financial statements.

(a)	Functional and Presentation Currency

These consolidated financial statements are prepared in Canadian dollars, which is the functional currency of the Company and its Canadian subsidiaries. The functional currency for the Company’s subsidiaries in the United States and Argentina is United States dollars. The functional currency for the Company’s subsidiaries in Australia is Australian dollars.

Translation of foreign currency transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. The subsequent payment or receipt of funds related to a transaction is translated at the rate applicable on the date of payment or receipt. Monetary assets and liabilities which are denominated in foreign currencies are re-translated at the rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. All exchange differences in the consolidated financial statements are taken to the Statement of Loss and Other Comprehensive Income (Loss).

The assets and liabilities of subsidiaries with functional currency other than Canadian dollars (being the presentation currency of the Company) are translated into Canadian dollars at the exchange rate at the reporting date and the Statement of Loss and Comprehensive Income (Loss) is translated at the average exchange rate for the period. On consolidation, exchange differences arising from the translation of these subsidiaries are recognized in Other Comprehensive Income (Loss).

(b)	Cash

Cash includes deposits held with banks and which are available on demand or have an initial term of 90 days or less.

(c)	Exploration and Evaluation Assets

Once the legal right to explore a property has been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis, pending determination of the technical feasibility and commercial viability of the property. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. General and administrative costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. When a claim is relinquished, or a project is abandoned, the related deferred costs are recognized in profit or loss immediately.

Although the Company has taken steps to verify its title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for similarly advanced exploration properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

At each reporting date, management reviews properties for events and circumstances which may indicate possible impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest is demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

(d)	Equipment

(i)	Recognition and measurement

Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing part of an item of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits of the item will flow to the Company and the cost of the item can be measured reliably.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

5.	MATERIAL ACCOUNTING POLICIES (continued)

(iii)	Depreciation

The carrying amount of equipment (including initial and subsequent capital expenditures) is amortized to the estimated residual value over the estimated useful life of the specific assets. Depreciation is calculated over the estimated useful life of each significant component of equipment as follows:

- Field equipment	5 years straight-line
- Office equipment	5 years straight-line
- Right-of-use assets	3-5 years straight-line
- Leasehold improvements	straight-line over term of the lease
- Furniture	5 years straight-line
- Vehicles	5 years straight-line

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv)	Disposal

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item and are recognized in profit or loss.

(e)	Impairment – Non-Financial Assets

At each reporting date the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or a cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of an asset is the greater of an asset’s fair value less the cost to sell the asset and its value in use. In assessing value in use, estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

(f)	Asset Retirement Obligations

Asset retirement obligations are recorded when a present legal or constructive obligation exists as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as finance costs.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

(g)	Leases

A contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

5.	MATERIAL ACCOUNTING POLICIES (continued)

The Company recognizes right-of-use assets at the commencement date of the lease and is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for any changes to lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date. The Company has elected not to recognize a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Company’s incremental borrowing rate. The carrying amount of lease liabilities is remeasured if there is a modification to an index or rate, a change in the residual value guarantee, or changes in the assessment of whether a purchase, extension or termination option will be exercised.

(h)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are measured based on the fair value of the consideration received, unless the fair value cannot be estimated reliably, in which case they are measured at the fair value of the shares at the date the shares are issued.

(i)	Warrants

From time to time, warrants are issued as part of a unit which is made up of a common share and a full or partial warrant. The warrant allows the holder to acquire common shares of the Company. The Company uses the residual value in assigning the value to the warrant which is included in the warrant reserve in the statement of changes in equity.

(j)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire common shares of the Company. The fair value of options granted is recognized as a share-based payments expense or capitalized to exploration and evaluation assets with a corresponding increase in equity reserves.

Fair value is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of granted options is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to settle amounts due or for goods or services received by the Company as consideration which cannot be estimated reliably, they are measured at the fair value of the share- based payment. Otherwise, share-based payments are measured at the fair value of the amount settled or goods or services received.

(k)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors paid for the flow-through feature, which is recognized as a liability due to the obligation to incur eligible expenditures and ii) share capital. Upon eligible exploration expenditures being incurred, the Company recognizes a deferred tax liability for the amount of tax deduction renounced to shareholders. To the extent that eligible deferred income tax assets are available, the Company will reduce the deferred income tax liability and records a deferred income tax recovery. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. If applicable, this tax is classified as an administration expense.

(l)	Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

5.	MATERIAL ACCOUNTING POLICIES (continued)

Shares to be issued on existing stock options, warrants and convertible debenture have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share is the same for the years presented.

(m)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Financial Instruments

(i)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as at FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL (such as the Convertible Debentures).

The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Marketable securities	FVTOCI
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	FVTPL

(ii)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

5.	MATERIAL ACCOUNTING POLICIES (continued)

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed as incurred. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise, except for the change in fair value attributable to changes in the credit risk of the financial liabilities, which is presented in other comprehensive (loss) income. The Company’s Convertible Debentures have been recognized at FVTPL.

(iii)	Impairment of financial assets at amortized cost

Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iv)	Derecognition Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive (loss) income.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the profit or loss.

Future accounting pronouncements:

The following standard has not yet been adopted by the Company and is being evaluated:

Amendments to IAS 1 related to the Classification of Liabilities as Current or Non-Current, as issued in 2020, aim to clarify the requirements on determining whether a liability is current or non-current, and apply retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted. Among other items, the amendments clarify how a company classifies a liability that can be settled in its own shares, e.g., convertible debt.

When a liability includes a counterparty conversion option that involves a transfer of the company’s own equity instruments, the conversion option is recognised as either equity or a liability separately from the host liability under IAS 32 Financial Instruments: Presentation. The IASB has now clarified that when a company classifies the host liability as current or non-current, it can ignore only those conversion options that are recognised as equity. The Company expects that the full balance of its convertible debentures will be classified as current, once the amendments become effective on January 1, 2024.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

6.	TRANSACTIONS

Merger with Consolidated Uranium Inc.

On December 5, 2023, the Company and Consolidated Uranium completed a merger pursuant to a definitive arrangement agreement (the “Arrangement”, or the “Merger”) for a share-for-share exchange whereby the Company acquired all of the issued and outstanding common shares of Consolidated Uranium (the “Consolidated Uranium Shares”) not already held by the Company. Pursuant to the Arrangement, Consolidated Uranium shareholders received 0.5 common shares of the Company for each Consolidated Uranium Share held (the “Exchange Ratio”). In aggregate, the Company issued 52,164,727 common shares under the Arrangement.

The Merger created a leading, globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s substantial historical mineral resource base, high-quality, near-term producing uranium mines in Utah, and a strategic portfolio of highly prospective uranium exploration properties in Canada, the United States, Australia and Argentina.

The closing price of the Company’s common shares was $3.92 on the date of issue.

In connection with the Merger, the Company assumed Consolidated Uranium’s obligations pursuant to its outstanding share purchase warrants. As a result, the Company may be obligated to issue up to 1,489,731 common shares of the Company, after taking into account the Exchange Ratio, upon the exercise of warrants, expiring between December 30, 2023 and March 4, 2024 with exercise prices between $1.46 and $3.30 per common share of the Company. The Company also issued 3,273,898 replacement stock options in exchange for outstanding Consolidated Uranium stock options, after taking into account the Exchange Ratio, expiring between December 5, 2024 and January 6, 2028 with exercise prices between $0.59 and $5.10 per common share of the Company. All replacement stock options issued were fully vested at the time of issue.

The consideration paid by the Company has been calculated as follows:

Company’s common shares issued for Consolidated Uranium Shares	52,164,727
Company’s closing share price December 5, 2023	$3.92
Total common share consideration	$204,485,730
Assumption of Consolidated Uranium’s warrant obligations	1,550,797
Company stock options exchanged for Consolidated Uranium stock options	5,915,876
Carrying value of Company’s existing shareholding in Consolidated Uranium	1,836,000
Transaction costs	3,218,698
Total consideration	$217,007,101

The estimated fair values of the warrants assumed, and options exchanged were determined using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the warrants assumed and options exchanged:

	Warrants	Options
Expected stock price volatility	40.76%	54.08%
Expected life in years	0.2	2.6
Risk free interest rate	4.93%	4.29%
Expected dividend yield	0.00%	0.00%
Company common share price	$3.92	$3.92
Exercise price	$2.97	$3.48
Fair value per	$1.04	$1.81

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

6.	TRANSACTIONS (continued)

The Company has accounted for the Merger as an asset acquisition and the Company allocated the total consideration to the individual assets and liabilities of Consolidated Uranium on December 5, 2023. The allocation of the total consideration was as follows:

Exploration and evaluation assets	$195,245,636
Land, Property and equipment	15,001,899
Marketable securities	7,787,750
Cash	3,651,481
Environmental bonds	2,594,281
Accounts receivable	764,410
Prepaid expenses	331,532
Accounts payable and accrued liabilities	(5,318,213)
Contingent liability	(608,518)
Asset retirement obligation	(1,923,330)
Lease liability	(519,827)
Total net assets acquired	$217,007,101

The Company assumed an obligation of Consolidated Uranium pursuant to the acquisition of the Ben Lomond project in 2022, to make a payment of $1,050,000 to Mega Uranium Inc. if the future monthly average uranium spot price of uranium exceeds US$100 per pound. This contingent liability was fair valued on December 5, 2023 at $608,518 using a Monte Carlo Simulation model and included in accounts payable and accrued liabilities.

The fair value of the contingent liability increased to $771,848 on December 31, 2023. The assumptions used in the Monte Carlo Simulation model were as follows:

	December 31, 2023	December 5, 2023
Expected uranium price volatility	7.67%	7.72%
Expected life (years)	18.4	18.5
Risk free interest rate	3.44%	3.96%
Credit spread	21.81%	22.22%
Uranium price on valuation date (US$ per pound)	$91.00	$81.45
Contingent payment trigger price (US$ per pound)	$100.00	$100.00

Also included in accounts payable and accrued liabilities is a deferred payment obligation of $1,031,025 due and payable to Energy Fuels Inc. related to Consolidated Uranium’s acquisition of the Tony M, Daneros and RIM mines in Utah.

The results of the Company for the year to December 31, 2023 include the results of Consolidated Uranium from December 5, 2023 to December 31, 2023.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model. Subscription receipts are valued at cost.

	Subscription Receipts	Common Shares	Warrants	Total
Balance, January 1, 2022	$-	$9,314,985	$-	$9,314,985
Change in fair value recorded in Other comprehensive income	-	(3,540,368)	-	(3,540,368)
Balance, January 1, 2023	$-	$5,774,617	$-	$5,774,617
Acquired during the period	2,000,000	1,581,137	418,868	4,000,005
Acquired as part of the Merger (Note 6)	-	7,787,750	-	7,787,750
Re-allocated to Consolidated Uranium acquisition cost	-	(1,836,000)	-	(1,836,000)
Change in fair value recorded in Other comprehensive income	-	1,391,042	(81,724)	1,309,318
Balance, December 31, 2023	$2,000,000	$14,698,546	$337,144	$17,035,690

On December 31, 2023, marketable securities consisted of the following securities:

	Subscription Receipts	Common Shares	Warrants
92 Energy Ltd.	-	10,755,000	-
Latitude Uranium Inc.	-	5,907,600	2,857,150
NexGen	-	279,791	-
Premier American Uranium Inc.	-	3,910,424	-
Atha Energy Corp.	2,000,000	-	-

As at December 31, 2023 the Company’s shareholding in 92 Energy Ltd. (“92 Energy”) represented 10.1% of the outstanding capital of 92 Energy.

The Company held 900,000 Consolidated Uranium shares before completing the Merger (Note 6). On February 22, 2022, Consolidated Uranium completed a transaction pursuant to which it transferred its Moran Lake Project and associated liabilities to Latitude Uranium Inc. (previously Labrador Uranium Inc. “Latitude Uranium”), which trades on the Canadian Securities Exchange, in exchange for 16,000,000 common shares of Latitude Uranium. Consolidated Uranium subsequently distributed the 16,000,000 common shares of Latitude Uranium to its shareholders and the Company received 193,300 Latitude Uranium common shares.

On April 5, 2023, the Company subscribed for 5,714,300 subscription receipts of Latitude Uranium (“Latitude Subscription Receipts”) at a price of $0.35 per Latitude Subscription Receipt for total consideration of $2,000,005. On June 19, 2023, in connection with completion of Latitude Uranium’s acquisition of a 100% interest in the Angilak Uranium Project in Nunavut Territory from ValOre Metals Corp., the Latitude Subscription Receipts were converted into one unit of Latitude Uranium, consisting of one common share of Latitude Uranium and one-half of one common share purchase warrant, exercisable at a price of $0.50 at any time on or before April 5, 2026.

Prior to the Merger, on November 27, 2023, Consolidated Uranium completed a transaction pursuant to which it transferred ownership of eight U.S. Department of Energy leases and certain patented claims located in Colorado to Premier American Uranium Inc. (“Premier American Uranium“) in exchange for 7,753,572 common shares of Premier American Uranium. Consolidated Uranium subsequently distributed 3,876,786 common shares of Premier American Uranium to its shareholders (and retained the remainder) and the Company received 33,638 Premier American Uranium common shares pursuant to this distribution prior to the Merger. Premier American Uranium subsequently listed on the TSXV.

Through the Merger, the Company acquired 279,791 shares of NexGen and 3,876,786 shares of Premier American Uranium retained by Consolidated Uranium (Note 6). As at December 31, 2023 the Company’s shareholding in Premier American Uranium represents 24.8% of the outstanding common shares of Premier American Uranium. When taking into account the 12,000 compressed shares of Premier American Uranium issued and outstanding, each of which is convertible into 1,000 Premier American Uranium common shares, the Company has beneficial ownership and control and direction over 14.1% of Premier American Uranium.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

7.	MARKETABLE SECURITES (continued)

On December 28, 2023, the Company subscribed to 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. Each Atha Subscription Receipt entitles the Company to receive one common share of Atha Energy upon the satisfaction of certain escrow release conditions, including the receipt of all necessary approvals relating to Atha Energy’s proposed acquisition of Latitude Uranium announced on December 7, 2023.

The following assumptions were used to estimate the fair value of the Latitude Uranium warrants:

	December 31, 2023	June 19, 2023
Expected stock price volatility	114.23%	104.42%
Expected life of warrants (years)	2.3	2.8
Risk free interest rate	3.67%	4.20%
Expected dividend yield	0%	0%
Latitude Uranium share price	$0.25	$0.29
Exercise price	$0.50	$0.50
Fair value per warrant	$0.12	$0.15

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

	Land and buildings	Vehicles and equipment	Right-of- use asset	Leasehold improve- ments	Furniture	Total
Cost
Balance, January 1, 2022	$-	$106,704	$-	$-	$-	$106,704
Additions	-	-	-	-	-	-
Balance, December 31, 2022	$-	$106,704	$-	$-	$-	$106,704
Acquired as part of the Merger	12,554,433	1,795,868	497,263	125,848	28,487	15,001,899
Foreign exchange movement	(326,365)	(42,416)	-	-	-	(368,781)
Balance, December 31, 2023	$12,228,068	$1,860,156	$497,263	$125,848	$28,487	$14,739,822

Accumulated depreciation
Balance, January 1, 2022	$-	$40,155	$-	$-	$-	$40,155
Depreciation	-	17,622	-	-	-	17,622
Balance, December 31, 2022	$-	$57,777	$-	$-	$-	$57,777
Depreciation	-	32,214	8,553	2,161	489	43,417
Balance, December 31, 2023	$-	$89,991	$8,553	$2,161	$489	$101,194
Net book value:
Balance, December 31, 2022	$-	$48,927	$-	$-	$-	$48,927
Balance, December 31, 2023	$12,228,068	$1,770,165	$488,710	$123,687	$27,998	$14,638,628

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets:

	Note	December 31, 2023	December 31, 2022
Acquisition costs:
Acquisition costs, opening		$35,290,505	$35,322,962
Additions	9(a)	167,988	10,249
Acquired as part of the Merger	6	195,245,636	-
Dispositions and derecognition	9(b)	(18,985)	(42,706)
Foreign exchange movement		(3,260,191)	-
Acquisition costs, closing		$227,424,953	$35,290,505

Exploration and evaluation costs:
Exploration costs, opening		$35,875,125	$25,632,628
Additions:
Drilling		4,305,836	4,480,515
Geological and geophysical		2,816,357	1,593,079
Camp costs		1,501,728	705,447
Share-based compensation	15	1,518,015	1,831,449
Labour and wages		1,181,557	836,965
Extension of claim deposits/(refunds)		(292,083)	470,021
Geochemistry and assays		130,962	190,177
Travel and other		407,313	177,524
Engineering		118,618	-
Disposal and derecognition of assets	9(b)	(232,043)	(42,680)
Total exploration and evaluation in the period		$11,456,260	$10,242,497
Exploration and evaluation, closing		$47,331,385	$35,875,125
Total costs, closing		$274,756,338	$71,165,630

All claims are subject to minimum expenditure commitments. The Company expects to incur the minimum expenditures to maintain the claims.

(a)	Additions

In the year ended December 31, 2023, the Company spent $4,658 to stake several property extensions and two new properties, Ward Creek and Ledge, adding approximately 6,281 hectares of mineral tenure in the Eastern Athabasca.

The fair value of the contingent liability related to the acquisition of the Ben Lomond property (Note 6) increased by $163,330 between December 5, 2023 and December 31, 2023 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond.

In the year ended December 31, 2022, the Company spent $10,249 to re-stake a portion of the Cable project, stake several property extensions and one new property, Rapid River, adding approximately 14,817 hectares of mineral tenure in the Eastern Athabasca.

(b)	Derecognitions

The Company decided in 2023 to let the claims underlying the Whitewater property lapse and a loss on disposal of $251,028 was recognized on lapsing of the claims.

In September 2022, the Company lapsed all the mineral claims underlying the Cable (a portion of the Cable claims were re-staked in December 2022), Eagle, Horizon, and Whitewater East properties, as well of one of the five Whitewater mineral claims. These claims were lapsed pursuant to the Company’s ongoing property portfolio evaluation process and a loss on disposal of $85,386 was recognized on the lapsing of the claims.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work.

December 31, 2023
Opening balance, start of period	$-
Acquired as part of the Merger	2,594,281
Foreign exchange movement	(52,234)
Balance, December 31, 2023	$2,542,047

A provision for environmental rehabilitation was assumed during the Merger in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs. The asset retirement obligation is estimated at an undiscounted amount in current year dollars of $1,876,245 to be incurred when reclamation activities are estimated to commence over a period of 8 to 9 years escalated by expected inflation and discounted using risk-free rates varying from 4.20% to 4.32%.

December 31, 2023
Opening balance, start of period	$-
Assumed as part of the Merger	1,923,330
Accretion	5,732
Foreign exchange movement	(33,590)
Balance, December 31, 2023	$1,895,472

11.	LEASE LIABILITIES

The Company assumed an office lease entered into by Consolidated Uranium on January 1, 2023, for lease payments of $13,000 per month until December 31, 2027. The discount rate applied to the lease was 10%. The lease liability assumed during the Merger was $519,827.

December 31, 2023
Opening balance, start of period	$-
Assumed as part of the Merger	519,827
Interest expense	3,642
Payments	(10,903)
Balance, December 31, 2023	$512,566
Less: Current portion	(109,680)
Long-term lease liability	$402,886

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

12.	COMMITMENTS

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on December 6, 2022 for proceeds of $5,029,000 (Note 15) and subsequently incurred $5,029,000 in eligible exploration expenditures in the period to December 31, 2023, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through premium liability was derecognized.

The flow-through share premium liability for the years ended December 31, is comprised of:

	December 31, 2023	December 31, 2022
Balance, opening	$2,068,785	$-
Liability incurred on flow-through shares issued	-	2,115,000
Settlement of flow-through share liability on expenditures	(2,068,785)	(46,215)
Balance, closing	$-	$2,068,785

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal severance taxes, duties and royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

13.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carry a coupon (“Interest”) of 8.5% per annum, of which 6% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The coupon on the 2020 Debentures can be reduced to 7.5% per annum on the public dissemination by the Company of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum. The principal amount of the 2020 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $0.88 per share, up to a maximum (the “Maximum Conversion Shares”) of 9,206,311 common shares.

The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures. In the year ended December 31, 2023, the Company incurred interest expense of $688,360 (2022: $663,822) on the 2020 Debentures, of which $476,390 was settled in cash (2022: $475,827) and the remainder with the issue of 61,700 common shares of the Company (2022: 63,890).

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $4.33 per share, up to 1,464,281 Maximum Conversion Shares.

The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures. A 3% establishment fee of $163,788 (US$120,000) was paid to QRC in cash on closing. The fair value of the 2022 Debentures on issuance date was determined to be $5,295,812. In the year ended December 31, 2023, the Company incurred interest expense of $539,891 (2022: $37,787) on the 2022 Debentures, of which $396,993 (2022: $28,201) was settled in cash and the remainder with the issue of 41,133 (2022: 3,168) common shares of the Company.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSXV approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSXV on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSXV approval, in common shares of the Company.

The Company will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the Company’s shares listed on the TSXV exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to August 18, 2023 for the 2020 Debentures and on or prior to December 6, 2025 for the 2022 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

13.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

Year ended December 31, 2023	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$5,136,560	$22,269,401	$27,405,961
Change in fair value in the period included in profit and loss	644,999	9,123,832	9,768,831
Change in fair value in the period included in OCI	102,649	170,800	273,449
Fair value, end of period	$5,884,208	$31,564,033	$37,448,241

Year ended December 31, 2022	2022 Debentures	2020 Debentures	Total
Fair value, balance, start of period	$-	$25,101,132	$25,101,132
Fair value on issuance	5,295,812	-	5,295,812
Change in fair value in the period included in profit and loss	(163,006)	(2,758,800)	(2,921,806)
Change in fair value in the period included in OCI	3,754	(72,931)	(69,177)
Fair value, end of period	$5,136,560	$22,269,401	$27,405,961

The following assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Expected stock price volatility	53.00%	52.80%	53.00%	52.80%
Expected life (years)	3.9	4.9	1.6	2.6
Risk free interest rate	3.61%	3.76%	3.44%	4.27%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Credit spread	21.81%	23.85%	21.81%	23.85%
Underlying share price of the Company	$3.69	$2.91	$3.69	$2.91
Conversion price	$4.33	$4.33	$0.88	$0.88
Exchange rate (C$:US$)	1.3243	1.3554	1.3243	1.3554

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported income taxes is as follows:

	December 31, 2023	December 31, 2022
Loss from operations	$(20,540,683)	$(8,399,405)
Statutory rate	27%	27%
Expected tax recovery	$(5,545,984)	$(2,267,839)
Permanent differences:
Share-based compensation	1,722,133	2,045,385
Convertible debt	2,637,584	(788,888)
Other	85,520	3,143
Release of flow-through share premium liability (note 12)	(2,068,785)	(46,215)
Flow-through renunciation	1,328,160	29,670
Unrecognized deferred tax assets	(10,771)	-
Income tax (recovery) expense	$(1,852,143)	$(1,024,744)

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as calculated for income tax purposes gives rise to the following deferred tax assets and liabilities:

	December 31, 2023	December 31, 2022
Tax loss carry forwards	$6,241,436	$5,013,950
Financing costs	303,471	208,277
Exploration and evaluation assets	(7,142,964)	(5,866,765)
Marketable securities	(302,767)	(301,253)
Property and equipment	86,637	78,882
Deferred tax liabilities	$(814,187)	$(866,909)

As at December 31, 2023, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

December 31, 2023
Canadian tax loss carry forwards	$286,553
Australian tax loss carry forwards	941,236
US tax loss carry forwards	35,870,094
Marketable securities	(621,092)
Property and equipment	(504,601)
Capital lease obligations	512,567
Financing costs	1,154,552
Asset retirement obligation	5,676

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

14.	INCOME TAXES (continued)

Movement in the Company’s deferred tax balance in the year is as follows:

December 31, 2023	Opening Balance	Recognized in Income Tax Expense	Recognized in Shareholders Equity	Recognized in Other Comprehensive Income	Closing Balance
Deferred tax assets:
Tax loss carry forwards	$5,013,950	$1,227,486	$-	$-	$6,241,436
Financing costs	208,277	(175,684)	270,878	-	303,471
Deferred tax liabilities:
Exploration and evaluation assets	(5,866,765)	(1,276,199)	-	-	(7,142,964)
Marketable securities	(301,253)	-	-	(1,514)	(302,767)
Equipment	78,882	7,755	-	-	86,637
	$(866,909)	$(216,642)	$270,878	$(1,514)	$(814,187)

December 31, 2022	Opening Balance	Recognized in Income Tax Expense	Recognized in Shareholders Equity	Recognized in Other Comprehensive Income	Closing Balance
Deferred tax assets:
Tax loss carry forwards	$3,857,193	$1,156,757	$-	$-	$5,013,950
Financing costs	168,318	(171,403)	211,362	-	208,277
Deferred tax liabilities:
Exploration and evaluation assets	(5,855,183)	(11,582)	-	-	(5,866,765)
Marketable securities	(779,203)	-	-	477,950	(301,253)
Equipment	74,125	4,757	-	-	78,882
	$(2,534,750)	$978,529	$211,362	$477,950	$(866,909)

In 2023, a further $2,068,785 income tax recovery was recognized on the settlement of flow-through share liability on expenditures (2022: $46,215), for a total deferred tax recovery of $1,852,143 in the consolidated statement of profit (loss).

The Company has non-capital and other losses of $22,936,710 (2022 - $18,390,466) which expire in 2035-2043. Tax attributes are subject to review, and potential adjustment, by tax authorities.

In 2016 IsoEnergy acquired exploration and evaluation assets from NexGen. At the time of acquisition from NexGen the net book value was $22,773,810, as recorded in NexGen’s financial statements immediately prior to the transfer, compared to the consideration paid by the Company of $29,000,000. The difference has not been recognized as a deferred tax liability pursuant to the “initial recognition exemption” under IFRS 12 - Income Taxes.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

15.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

For the year ended December 31, 2023

(a)	During the year ended December 31, 2023, the Company issued:

•	1,862,166 common shares on the exercise of stock options for proceeds of $1,571,805. As a result of the exercises, $1,089,698 was reclassified from reserves to share capital;

•	246,622 common shares on the exercise of warrants for proceeds of $478,244. As a result of the exercises, $490,110 was reclassified from reserves to share capital.

•	102,833 common shares to QRC to settle $334,827 of interest expense on the Debentures (see Note 13)

(b)	On December 5, 2023, the Company issued 52,164,727 common shares at $3.92 per share for a total of $204,485,730 in connection with the Merger (Note 6).

(c)	On December 5, 2023, concurrently with the completion of the Merger, the Company issued 8,134,500 common shares at a price of $4.50 per share for gross proceeds of $36,605,250. This financing was initially closed in escrow on October 19, 2023, with the Company issuing 8,134,500 subscription receipts each entitling the holder to one common share of the Company on the completion of the Merger. Share issuance cost was $732,375, net of tax of $270,878.

For the year ended December 31, 2022

(a)	During the year ended December 31, 2022 the Company issued 67,058 common shares to QRC to settle $207,540 of interest expense on the Debentures (see Note 13).

(b)	During the year ended December 31, 2022, the Company issued 1,074,500 common shares on the exercise of stock options for proceeds of $719,891. As a result of the exercises, $470,421 was reclassified from reserves to share capital.

(c)	On December 6, 2022, the Company issued the following common shares:

•	1,801,802 common shares to NexGen, at a price of $3.33 per share for gross proceeds of $6,000,001.

•	600,000 common shares at a price of $3.33 per share for gross proceeds of $1,998,000.

•	940,000 flow-through common shares, at a price of $5.35 per share for gross proceeds of $5,029,000. Share issuance costs were $571,459, net of tax of $211,362.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

15.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2022	8,166,667	$2.17
Granted	3,572,500	3.51
Cancelled	(301,667)	3.39
Expired	(6,667)	3.99
Exercised	(1,074,500)	0.67
Outstanding December 31, 2022	10,356,333	$2.75
Granted	4,467,500	$3.50
Replacement options granted to Consolidated Uranium option holders	3,273,898	3.48
Cancelled	(280,000)	3.21
Expired	(183,334)	3.99
Exercised	(1,862,166)	0.84
Outstanding, December 31, 2023	15,772,231	$3.32
Number of options exercisable	$11,762,232	$3.25

As at December 31, 2023, the Company has stock options outstanding and exercisable as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$0.38 - $2.61	3,189,366	$1.61	2,341,033	$1.24	2.7
$2.62 - $3.11	2,839,336	2.92	2,278,503	2.91	3.0
$3.12 - $3.81	3,286,750	3.44	2,281,750	3.42	3.8
$3.82 - $4.12	2,370,000	3.99	2,370,000	3.99	2.8
$4.13 - $4.54	2,649,571	4.14	1,187,071	4.15	4.5
$4.55 - $5.10	1,437,208	5.00	1,303,875	5.00	2.8
	15,772,231	$3.32	11,762,232	$3.25	3.3

In general, options granted vest 1/3 on the grant date and 1/3 each year thereafter. The replacement options issued to Consolidated Uranium option holders were all vested on the date of issuance.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

15.	SHARE CAPITAL (continued)

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates. The following weighted average assumptions were used to estimate the grant date fair values for the years ended December 31, 2023 and 2022:

	December 31, 2023[1]	December 31, 2022
Expected stock price volatility	65.17%	92.00%
Expected life of options (years)	5.0	5.0
Risk free interest rate	3.58%	2.99%
Expected dividend yield	0%	0%
Weighted average exercise price	$3.50	$3.51
Weighted average fair value per option granted	$1.99	$2.52

Note 1: Excludes the replacement options granted to Consolidated Uranium option holders. Refer Note 6 for the weighted average assumptions used to estimate the fair value of the replacement options.

The Company has share-based compensation related to options that vested or forfeited in the period. Share-based compensation for the years ended December 31 are as follows:

	December 31, 2023	December 31, 2022
Capitalized to exploration and evaluation assets	$1,518,015	$1,831,449
Expensed to the statement of loss and comprehensive loss	6,378,269	7,575,501
	$7,896,284	$9,406,950

Warrants

The Company assumed Consolidated Uranium’s warrant obligations during the Merger and reserved 1,489,731 common shares for issuance on the exercise of these warrants. Warrant transactions and the number of warrants outstanding on the dates set forth below are summarized as follows:

	Number of underlying shares	Weighted average exercise price per share
Outstanding January 1, 2022 and January 1, 2023	-	$-
Consolidated Uranium warrants assumed	1,489,731	2.97
Expired	(136,500)	2.20
Exercised	(246,622)	1.94
Outstanding, December 31, 2023	1,106,609	$3.30

The 1,106,609 warrants outstanding on December 31, 2023 expires on March 4, 2024 and are exercisable at $3.30 per underlying IsoEnergy share.

The Company uses the Black-Scholes option pricing model to calculate the fair value of warrants. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates. Refer to Note 6 for the weighted average assumptions used to estimate the fair values of the warrant obligations assumed from Consolidated Uranium.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

16.	RELATED PARTY TRANSACTIONS

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. Certain of the Company’s key management personnel and directors are also directors and/or executives of Latitude Uranium, Premier American Uranium and Green Shift Commodities Ltd. (“Green Shift”), which are also related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Remuneration attributed to key management personnel is summarized as follows:

Year ended December 31, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$1,070,098	$5,313,954	$6,384,052
Capitalized to exploration and evaluation assets	332,133	588,999	921,132
	$1,402,231	$5,902,953	$7,305,184

Year ended December 31, 2022	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$826,159	$6,521,678	$7,347,837
Capitalized to exploration and evaluation assets	231,184	384,403	615,587
	$1,057,343	$6,906,081	$7,963,424

As of December 31, 2023:

•	$52,891 (2022: $17,317) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$51,899 (2022: Nil) due from related companies was included in accounts receivable.

During the year ended December 31, 2023, the Company:

•	reimbursed NexGen $28,997 (2022: $26,710) for use of NexGen’s office space; and

•	received $7,044 (2022: Nil) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.6% as a result of the completion of the Merger and NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest (Note 15).

On December 6, 2022, NexGen acquired 1,801,802 common shares of the Company pursuant to a private placement to maintain its pro-rata interest (Note 15).

On February 28, 2022, the former Chief Financial Officer resigned and was paid $175,997 in accordance with the terms of her employment contract. This is excluded from the table above for the year ended December 31, 2022.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

17.	CAPITAL MANAGEMENT

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

18.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, accounts payable, accrued liabilities, lease liability and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss) (Note 13). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The marketable securities are Level 1 and Level 2.

Financial instrument risk exposure

As at December 31, 2023, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2023, the Company has cash on deposit with large Canadian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada, Australia and Argentina and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

18.	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at December 31, 2023, the Company had a working capital balance of $51,644,330, including cash of $37,033,250.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2023. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar accounts payable and accrued liabilities, the Debentures and Australian dollar denominated marketable securities. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar- based cash, accounts payable and accrued liabilities, accounts receivable and debt of $1,811,875 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts payable and accrued liabilities, accounts receivable and investment in 92 Energy. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts payable and accrued liabilities, accounts receivable and marketable securities by $235,712 that would flow through other comprehensive income (loss).

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

19.	SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in four countries: Canada, the United States, Australia and Argentina, with the corporate office in Canada. Segmented disclosure and Company-wide information is as follows.

Year ended December 31, 2023	Canada	United States	Australia	Argentina	Total
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

Year ended December 31, 2022	Canada
Current assets	$25,900,745
Property and equipment	48,927
Exploration and evaluation assets	71,165,630
Total assets	$97,115,302
Total liabilities	$30,894,612

Year ended December 31, 2023	Canada	United States	Australia	Argentina	Total
Share-based compensation	$6,378,269	$-	$-	$-	$6,378,269
Administrative salaries, contractor and director fees	1,606,388	5,154	9,852	-	1,621,394
Investor relations	540,230	-	-	-	540,230
Office and administrative	233,529	1,983	1,255	29,893	266,660
Professional and consultant fees	741,111	-	2,483	-	743,594
Travel	151,641	-	2,158	-	153,799
Public company costs	311,627	-	-	-	311,627
Total general and administrative expenditure	$9,962,795	$7,137	$15,748	$29,893	$10,015,573

Year ended December 31, 2022	Canada
Share-based compensation	$7,575,501
Administrative salaries, contractor and director fees	1,412,472
Investor relations	471,317
Office and administrative	215,766
Professional and consultant fees	697,236
Travel	111,853
Public company costs	230,640
Total general and administrative expenditure	$10,714,785

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the years ended December 31, 2023 and 2022. Non-cash transactions in the years ended December 31, 2023 and 2022 included:

(a)	The Company issued 52,164,727 shares in connection with the Merger on December 5, 2023 (Note 6). Cash acquired during the transaction is disclosed net of transaction costs.

(b)	A non-cash transaction of $1,518,015 (2022: $1,831,449) related to share-based payments was included in exploration and evaluation assets (Note 15).

(c)	Additions to exploration and evaluation assets are presented net of a non-cash increase in accounts payable of $116,747 (2022: a non-cash decrease of $247,623) and depreciation of $28,191 (2022: $17,622) directly related to exploration and evaluation assets.

(d)	Acquisitions of exploration and evaluation assets are presented net of a non-cash increase in accounts payable of $163,330 (2022: Nil)

(e)	The Company issued 102,833 shares valued at $334,827 (2022: 67,058 shares valued at $207,540) to settle a portion of the interest owing on the Debentures (see Note 13).

21.	SUBSEQUENT EVENTS

Flow Through Financing

On February 9, 2024, the Company closed a brokered “bought deal” private placement of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The underwriters of the private placement were paid a cash commission equal to 6.0% of the gross proceeds of the financing. The proceeds from the flow-through financing are required to be spent on eligible exploration expenditures by December 31, 2025 and the Company is expected to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2024.

Option and Warrant Exercises

Subsequent to December 31, 2023, 526,695 common shares were issued on the exercise of stock options for proceeds of $1,449,776 and 891,752 common shares were issued on the exercise of warrants for proceeds of $2,942,782.